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PICTURETEL CORPORATION

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PICTURETEL CORPORATION

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PICTURETEL CORPORATION

100 Minuteman Road

Andover, Massachusetts 01810

April 28, 2000

Dear Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders of PictureTel Corporation which will be held on Friday, June 16, 2000 at 10:00 a.m. at PictureTel Corporation's Headquarters, 100 Minuteman Road, Andover, Massachusetts.

We ask for your support in approving the election of directors (Item 1), and for the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors for 2000 (Item 2).

A copy of the Company's Annual Report to Stockholders for 1999 is included with the proxy materials.

Sincerely,

Norman E. Gaut

NORMAN E. GAUT
Chairman of the Board

PICTURETEL CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

June 16, 2000

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of PictureTel Corporation (the "Company") will be held at PictureTel Corporation's Headquarters, 100 Minuteman Road, Andover, Massachusetts, on the 16th day of June, 2000 at 10:00 a.m. for the following purposes:

1. To fix the number of directors at six and to elect six directors, each to serve until the next annual meeting and until his successor is elected and qualified.
2. To consider and act upon a proposal to ratify the selection of PricewaterhouseCoopers LLP as independent auditors for the 2000 fiscal year.
3. To transact any other business which may properly be brought before the meeting or any adjournment thereof.

Stockholders of record at the close of business on April 18, 2000 are entitled to notice of and to vote at the meeting or any adjourned session thereof.

BY ORDER OF THE BOARD OF DIRECTORS

W. ROBERT KELLEGREW, JR.
Secretary

Andover, Massachusetts
April 28, 2000

A PROXY CARD IS ENCLOSED FOR YOUR USE. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE MARK, SIGN, AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED STAMPED AND ADDRESSED ENVELOPE.

PICTURETEL CORPORATION

100 Minuteman Road

Andover, Massachusetts 01810

ANNUAL MEETING OF STOCKHOLDERS
June 16, 2000

PROXY STATEMENT

The enclosed form of proxy is solicited on behalf of the Board of Directors of PictureTel Corporation (the "Company") for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held at PictureTel Corporation's Headquarters, 100 Minuteman Road, Andover, Massachusetts, on June 16, 2000 at 10:00 a.m. and at any and all adjourned sessions thereof. The proxy may be revoked prior to its exercise (i) by written notice received by the Secretary of the Company at its address set forth above, (ii) by execution of a later-dated proxy, or (iii) by attending the Annual Meeting or any session thereof and voting the shares covered by the proxy in person. Shares represented by duly executed proxies will be voted **FOR** the election of directors (Item 1) and the proposal set forth in Item 2, unless authority to vote for the election of directors or such proposal is withheld or different instructions are given. The proxy, when executed and not so revoked, will be voted at the meeting, including any adjournments thereof, and if it contains any specifications, it will be voted in accordance therewith.

Stockholders of record at the close of business on April 18, 2000 are entitled to receive notice of and to vote at the Annual Meeting and any adjournments thereof. Each share of Common Stock outstanding on the record date is entitled to one vote. As of the close of business on April 18, 2000, there were outstanding and entitled to vote 40,966,647 shares of Common Stock.

It is expected that the form of proxy and proxy statement will first be mailed to stockholders on or about April 28, 2000.

ITEM 1 — ELECTION OF DIRECTORS

The directors propose that the stockholders fix the number of directors at six. All of the nominees are currently directors. All directors, with the exception of Carl Ledbetter and Werner Schmucking, were elected at the 1999 Annual Meeting of Stockholders on June 17, 1999. Six directors are to be elected to serve as Directors until the next annual meeting and until their successors are elected and qualified.

Nominees for Election

The age, positions with the Company, principal occupations during the past five years, and directorships of other public companies now held by each person who is a nominee for election as a Director at the Annual Meeting are as follows:

Dr. Norman E. Gaut, 62, has been a Director of the Company since September, 1984. Dr. Gaut is currently Chairman of the Board, President and Chief Executive Officer of the Company since September, 1999. Dr. Gaut also held the position of Chairman of the Board from April, 1987 to June, 1998 and President and Chief Executive Officer of the Company from January, 1986 to February, 1998. From June, 1998 to April, 1999, Dr. Gaut held the position of Chief Executive Officer and Chairman of the Board of Continuity Solutions, Inc., an internet customer service software company. Dr. Gaut is still Chairman of the Board of Continuity Solutions, Inc.

Robert T. Knight, 62, was elected a Director in December, 1992 and is a member of the Compensation Committee, Audit Committee and Product and Services Distribution Committee. Mr. Knight became President of Technology Venture Services, a provider of capital and consultant services to early stage technology companies, in January, 1996. Mr. Knight was President & CEO of Digital Sound Corporation, a voice processing company, from December, 1990 to December, 1995. Previously, Mr. Knight was Sr. Vice

President of Xerox Corporation for six years and prior to that was President of the Information Network Services Group of Computer Sciences. Mr. Knight is also a Director of Cottage Health Systems, a California Health Care provider, and Data Dimensions, Inc., a consulting company specializing in software compliance issues and application development.

Dr. Carl S. Ledbetter, 50, was elected a Director of the Company in November, 1999 and is a member of the Audit Committee. Dr. Ledbetter is currently Sr. Vice President of Business and Corporate Development for Novell, Inc., a leading provider of net services software. From January, 1996 to October, 1999, Dr. Ledbetter was the Chief Executive Officer of Hybrid Networks, Inc., a manufacturer of broadband data systems. From April, 1993 to January, 1996, Dr. Ledbetter was President of A.T.& T. Consumer Products, a manufacturer of communication products for residential use. Dr. Ledbetter is also a Director of Software Spectrum, Inc., an information technology software licensing and services provider.

David B. Levi, 67, has been a Director of the Company since September, 1986 and is a member of the Compensation, Audit, and Finance and Administration Committees. Mr. Levi was the Chief Operating Officer of Voice Control Systems, a speech recognition company, from November, 1996 until he retired in 1997. Previously, Mr. Levi was President of Voice Processing Corporation, a speech recognition technology company for telephony markets, from November, 1995 to November, 1996. From July, 1991 to April, 1995, Mr. Levi was President and CEO of Natural Microsystems Corporation, a manufacturer of computer telephony systems. Mr. Levi is also a Director of Voxware, a public company in the E-Logistics business, and Microlog, a public company in the interactive voice response and internet blending business. Mr. Levi is also Chairman of Mediaphonics, Inc., a privately held Swiss Company in the internet and telephony business.

Werner Schmucking, 65, was elected a Director of the Company in April, 2000. Mr. Schmucking is currently a member of the Group Board of Siemens AG Information and Communication Networks. Mr. Schmucking has worked for several divisions of Siemens AG for over 46 years.

Enzo Torresi, 55, has been a Director of the Company since August, 1996 and was elected a member of the Compensation Committee in January, 2000. He is currently a Founding Partner of Eurofund Partners, a Venture Capital Fund that specializes in high-technology ventures. Until August, 1998, Mr. Torresi was Chairman, Cofounder, and Chief Executive Officer of ICAST Corporation, a privately held Internet software company that was acquired by FVC.COM. Mr. Torresi is also a Cofounder of Power Computing Corporation. From January, 1989 to October, 1994, Mr. Torresi was President, Chief Executive Officer, and Cofounder of NetFRAME Systems Incorporated, a public company in the network server business. Mr. Torresi is a Director of Optibase Ltd., a public company specializing in MPEG-based, digital, video communications and Network Associates, Inc., a public company specializing in internet software.

None of the nominees are related to any other nominee or to any executive officer of the Company by marriage, adoption, or blood (except relationships, if any, more remote than first cousins).

Board Meetings and Committees:

The Board of Directors of the Company took action by written consent 3 times and held 12 meetings, including telephone/video meetings, during the fiscal year ended December 31, 1999. The Board has two (2) standing committees: an Audit Committee and a Compensation Committee. In 1999, the Board of Directors created two (2) special purpose committees: a Product and Services Distribution Committee, and a Finance & Administration Committee.

The Audit Committee currently consists of three non-employee directors, Robert T. Knight, Carl S. Ledbetter, and David B. Levi. It provides review of internal control policies and procedures with respect to the Company's operations. Further, the Committee recommends the appointment of the Company's independent auditors and meets annually with the auditors to review the scope and results of the year-end audit and discuss any concerns related to corporate accounting practices or controls. The Audit Committee held 5 meetings during the fiscal year ended December 31, 1999.

The Compensation Committee currently consists of three non-employee directors, Robert T. Knight, David B. Levi and Enzo Torresi. Mr. Torresi was elected to the committee in January, 2000. It has the

authority to determine the compensation of officers and key employees of the Company, to determine compensation under the employee benefit plans and to administer the Company's incentive plans including stock option and purchase plans. During the fiscal year ended December 31, 1999, the Compensation Committee took action by written consent 17 times, and held 6 meetings.

The Product and Services Distribution Committee currently consists of one non-employee director — Robert T. Knight. It provides review of the Company's current distribution models for products and services. It will also develop future distribution models for the Company's products and services. During the fiscal year ended December 31, 1999, the Product and Services Distribution Committee held 5 meetings.

The Finance and Administration Committee currently consists of one non-employee director — David B. Levi. It provides finance and administrative counseling to the CEO of the Company. During the fiscal year ended December 31, 1999, the Finance and Administration Committee held 12 meetings.

Each incumbent director attended at least 90% of the total number of meetings of the Board of Directors and the committees of the Board on which he served in 1999.

Directors Compensation

During fiscal 1999, each director who is not an officer, employee, or full-time consultant to the Company or any subsidiary (an "Outside Director") received an annual retainer of $20,000 and received $1,000 for each meeting of the Board of Directors, including Compensation and Audit Committee meetings, that such Outside Director attended. In addition, each Outside Director received $2,000 for each Products and Services Distribution Committee and Finance and Administration Committee meeting that such Outside Director attended. Outside Directors also received expense reimbursements for attending Board and Committee meetings. Directors who are officers, employees, or former employees of the Company do not receive any additional compensation for their services as a director.

Outside Directors are also entitled to participate in the Amended 1992 Non-Employee Directors' Stock Option Plan. The plan provides that each Outside Director who had been a Director for more than two years on August 1, 1996 and each other Outside Director first elected a Director after August 1, 1996 ("Eligible Directors") shall automatically be granted an option to purchase 20,000 shares of Stock at an exercise price equal to the fair market value of the Stock on the respective effective date of the grant (August 1, 1996 or the date of election, respectively). Each option is exercisable in installments, 25% one year after the effective date of the grant and 6.25% after the end of each quarter thereafter so that the options are 100% exercisable four years after the effective date of grant. The Plan also provides for the annual grant of stock options to purchase 5,000 shares of the Company's Common Stock to each Eligible Director on August first of each year, commencing on August 1, 1997, provided that no such annual option for 5,000 shares shall be granted to a director who first became a director of the Company within six months prior to August first of said year. These annual grants become fully vested and exercisable one year from the date of grant. In February, 1998, this plan was amended to allow for the non-automatic grant of stock options to Eligible Directors from time to time at the discretion of the Board of Directors. Each of the then Outside Directors received a grant of stock options to purchase 20,000 shares of the Company's Common Stock effective February 27, 1998 at an exercise price of $7.188, the market price on that date, which amounted to 60,000 shares in the aggregate. These February, 1998 options became fully vested and exercisable on February 27, 1999, one year from the date of grant. In June 1999, because of the anticipated imminent changes to APB Opinion No. 25, Accounting for Stock Issued to Employees, the Plan was amended to provide that all options granted under the Plan on or after August 1, 1999 would be immediately vested and exercisable on the date of grant. On August 31, 1999, each of the then Outside Directors received a non-automatic grant of stock options to purchase 15,000 shares of the Company's Common Stock at an exercise price of $5.531, the market price on that date, which amounted to 45,000 shares in the aggregate. All options remain exercisable until 10 years after date of grant unless an Eligible Director ceases to be a director for any reason other than death or total and permanent disability; all options held by the Director that are not then exercisable shall then terminate. Options that are exercisable on the date of such termination shall continue to be exercisable until the earlier of (1) three months thereafter or (2) the date on which the option would have terminated had the director remained an Eligible Director.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, the Company's directors, executive officers, and any persons holding more than ten percent of the Company's Common Stock are required to report their ownership of the Company's Common Stock and any changes in that ownership to the Securities and Exchange Commission. Executive officers, directors and greater than ten-percent shareholders are required by applicable regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of the forms furnished to the Company, or written representations from certain reporting persons that no Forms 5 were required to be filed, the Company believes that all filing requirements applicable to its executive officers and directors were satisfied in 1999.

Unless authority to do so has been withheld or limited in proxies, proxies will be voted to fix the number of directors at six and to elect the nominees specified above. However, should any of the nominees refuse or be unable to serve, it is the intention of the persons named as proxies to act in respect to the filling of that office by voting the shares to which the proxy relates, unless authority to do so has been withheld or limited in the proxy, for the election of such other persons as may be designated by the Board of Directors or, in the absence of such designation, in such other manner as they may, in their discretion, determine.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE TO FIX THE NUMBER OF DIRECTORS AT SIX AND FOR EACH OF THE SIX NOMINEES.

Security Ownership

The following table sets forth certain information as of March 10, 2000 as to the security ownership of those persons owning of record or known to the Company to be the beneficial owners of more than five percent of the outstanding Common Stock of the Company, each of the Company's directors and named executive officers and the Company's executive officers and directors as a group.

	Shares of Common Stock Beneficially Owned or Into Which Securities are Convertible(1)	
Name and Address of Holder	**Number**	**Percent**
Norman E. Gaut(2)	230,372	*
Robert T. Knight(3)	83,750	*
Carl S. Ledbetter(4)	20,000	*
David B. Levi(5)	123,050	*
Werner Schmucking(6)	20,000	*
Enzo Torresi(7)	78,750	*
Bruce Bond(8)	0	*
Arthur L. Fatum(9)	96,875	*
David W. Grainger(10)	179,375	*
Timothy Duffy(11)	145,030	*
Frazer Hamilton(12)	0	*
Lawrence M. Bornstein(13)	135,644	*
Intel Corporation(14) 2200 Mission College Blvd. Santa Clara, CA 95052	4,478,708	9.9%
State of Wisconsin Investment Board(15) P.O. Box 7842 Madison, WI 53707	3,616,900	8.8%
Joseph L. Harrosh(16) 40900 Grimmer Blvd. Fremont, CA 94538	2,990,800	7.3%
Dimensional Fund Advisors, Inc.(17) 1299 Ocean Avenue 11th Floor Santa Monica, CA 90401	2,428,900	5.9%
Crabbe Huson Group, Inc.(18) 121 S.W. Morrison Suite 1400 Portland, OR 97204	2,071,564	5.1%
All Directors and Executive Officers as a Group (consisting of 14 persons)(19)	1,125,971	2.7%

* Less than one percent.

(1) For purposes of determining beneficial ownership of the Company's Common Stock, owners of Series A Convertible Preferred Stock are considered to be the beneficial owners of the shares of Common Stock into which the Preferred Stock is convertible. The percentage ownership of the outstanding class of Common Stock reported herein is based on the assumption (expressly required by applicable rules of the Securities and Exchange Commission) that only the person whose ownership is being reported has converted their shares of Series A Convertible Preferred Stock into Common Stock. Also included in the determination of beneficial ownership are any shares which may be acquired by a Director or Officer of the Company within sixty days through the exercise of any option.

(2) Includes 5,000 shares issuable upon exercise of options which are exercisable within 60 days after March 10, 2000 and 48,000 shares of Common Stock owned by the Marvin G. Gaut Trust which Dr. Gaut may be deemed to beneficially own.

(3) Represents 83,750 shares issuable upon exercise of options which are exercisable within 60 days after March 10, 2000.

(4) Represents 20,000 shares issuable upon exercise of options which are exercisable within 60 days after March 10, 2000.

(5) Includes 92,750 shares issuable upon exercise of options which are exercisable within 60 days after March 10, 2000.

(6) Represents 20,000 shares issuable upon exercise of options which are exercisable within 60 days after March 10, 2000.

(7) Includes 68,750 shares issuable upon exercise of options which are exercisable within 60 days after March 10, 2000.

(8) Mr. Bond resigned from the Company on August 31, 1999.

(9) Includes 46,875 shares issuable upon exercise of options which are exercisable within 60 days after March 10, 2000.

(10) Includes 159,375 shares issuable upon exercise of options which are exercisable within 60 days after March 10, 2000.

(11) Includes 142,500 shares issuable upon exercise of options which are exercisable within 60 days after March 10, 2000.

(12) Mr. Hamilton resigned from the Company in November, 1999.

(13) Includes 131,250 shares issuable upon exercise of options which are exercisable within 60 days after March 10, 2000.

(14) Intel Corporation holds Series A Convertible Preferred Stock, which is a non-voting security, which is convertible into shares of PictureTel Corporation's Common Stock. This information is based on a Schedule 13D filed with the Securities and Exchange Commission on January 18, 1999.

(15) The State of Wisconsin Investment Board is a government agency which manages public pension funds subject to provisions comparable to ERISA. This information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 10, 2000.

(16) As reported on Amended Schedule 13G filed with the Securities and Exchange Commission on January 5, 2000, Joseph L. Harrosh has sole power to vote or to direct the vote over 2,990,800 shares, no shared power to vote or direct the vote over any shares, sole power to dispose or to direct the disposition over 2,990,800 shares and no shared power to dispose or to direct the disposition of any shares.

(17) Shares are owned by advisory clients of Dimensional Fund Advisors, Inc. This information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 3, 2000.

(18) Crabbe Huson Group, Inc. holds these shares as investment adviser for its investment management clients. This information is based on a Schedule 13G filed with the Securities and Exchange Commission on January 31, 2000.

(19) Also included in the determination of beneficial ownership are any shares which may be acquired by a director or officer of the Company within sixty days through the exercise of any option. As of March 10, 2000, 783,375 shares of Common Stock may be acquired by such persons on exercise of options which are exercisable within sixty days after March 10, 2000.

Executive Officers As of April 1, 2000

Norman E. Gaut. See "Nominees for Election" above.

Arthur L. Fatum, 47, joined the Company in November, 1998 as Vice President and Chief Financial Officer. Prior to joining PictureTel, Mr. Fatum held the position of President and Managing Director of AT&T Capital Europe from July, 1995 to June, 1998, where he was responsible for the European Division of a

global equipment leasing company. From January, 1995 to June, 1995, Mr. Fatum held the position of Manager — Global Leasing Program at AT&T Capital, where he developed global leasing strategies and practices. Mr. Fatum also held the position of Senior Vice President, Finance for Dun & Bradstreet Information Services from August, 1990 to December, 1994, where he was the senior financial officer for a division of Dun & Bradstreet Corporation. Previously he held financial and operating positions with General Electric and General Electric Capital Corporation. Mr. Fatum is a Director of Benthos, Inc., a supplier of undersea and package testing products.

Robert Byrnes, 50, joined the Company in December, 1999 as General Manager — Emerging Businesses. Prior to joining PictureTel, Mr. Byrnes held the position of President and CEO for A.T. Cross Company's Pen Computing Division from June, 1997 to November, 1999. Previously, Mr. Byrnes held the position of Executive Vice President of NEC Corporation from June, 1990 to May, 1997.

Lawrence M. Bornstein, 57, joined the Company in January, 1994 as Vice President of Human Resources. Prior to joining PictureTel, Mr. Bornstein served as an executive recruiter for Heidrick and Struggles, an executive search firm from June, 1993 to January, 1994.

Timothy S. Duffy, 44, became Group Vice President — Conferencing Products Division in September, 1999. Prior to that, Mr. Duffy was Vice President and General Manager of the Company's European Operations since 1991. Prior to joining the Company, Mr. Duffy held various Senior Management roles at GEC Plessey Telecommunications Ltd (GPT). His last role at GPT was Director of GPT's PABX and Video/Datacommunications Division. He joined GPT in 1979.

David W. Grainger, 57, became Group Vice President and General Manager — Services Division in January, 1999. Mr. Grainger was Group Vice President Field Operations from November, 1997 to January, 1999. Mr. Grainger joined the Company in September, 1994 as Vice President, Worldwide Customer Services (changed to Enterprise Services Division in early 1996). Prior to joining PictureTel, Mr. Grainger held the position of Senior Vice President and Officer, Worldwide Customer Services for Xerox Corporation from September, 1991 to September, 1994.

Richard S. Haak, Jr., 45, joined the Company in June, 1998 as Vice President and Corporate Controller. Prior to joining PictureTel, Mr. Haak held the position of Vice President and Controller for Wheelabrator Technologies Inc., an energy and environmental service company, from September, 1993 to May, 1998.

All of the Company's executive officers are full-time employees of the Company. Executive officers of the Company hold office for an indefinite term, subject to the discretion of the Board of Directors.

None of the persons listed above is related to any other such person by marriage, adoption or blood (except relationships, if any, more remote than first cousins).

Management Compensation

Summary Compensation Table

The following table sets forth the cash and non-cash compensation for each of the last three fiscal years, awarded or accrued, to the Company's Chief Executive Officer and the other four most highly compensated Executive Officers (collectively the "Named Executive Officers").

	Annual Compensation				Long-Term Compensation Awards		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Options (Shares)	All other Compensation ($)(1)
Bruce R. Bond	1999(2)	$340,389	–0–	$668,740(3)	–0–	–0–	$ 99,759(4)
Chairman and CEO	1998(5)	419,236	–0–	461,084(6)		1,500,000	–0–
Dr. Norman E. Gaut	1999(7)	$137,307	–0–	–0–	–0–	1,005,000	$239,608(8)
Chairman and CEO	1998(9)	165,583	–0–	–0–	–0–	–0–	203,507(10)
	1997	349,474	–0–	–0–	–0–	150,000(11)	2,400
Arthur L. Fatum	1999	$230,000	$25,000(12)	$ 83,835(13)	–0–	75,000	$ 2,400
Vice President CFO, CAO, and Treasurer	1998(14)	30,962	25,000(12)	3,948(15)	–0–	125,000	–0–
David W. Grainger	1999	$249,615	$75,000	–0–	–0–	170,000	$ 2,400
Group Vice President	1998	225,000	–0–	–0–		–0–	2,400
and General Manager, Services Division	1997	194,481	–0–	–0–		180,000	2,400
Timothy S. Duffy	1999(16)	$227,150	$75,403(17)	$ 19,470(18)	–0–	225,000	$ 13,183(19)
Group Vice President,	1998(16)	205,490	87,635(17)	12,980(18)	–0–	–0–	12,844(19)
Conferencing Products	1997(16)	194,700	72,702(17)	–0–	–0–	20,000	12,169(19)
Frazer Hamilton	1999(16)(20)	$182,802	$73,013(21)	$ 16,235(18)	–0–	70,000	$ 51,844(22)
Vice President, World-Wide Sales	1998(16)(23)	102,592	48,675(21)	57,224(24)	–0–	70,000	–0–
Lawrence M. Bornstein	1999	$215,673	$65,000	–0–		80,000	$ 2,400
Vice President,	1998	189,827	–0–	–0–		30,000	2,400
Human Resources	1997	174,846	–0–	–0–		50,000	2,400

(1) Unless otherwise indicated, Company contributions to 401(k) plan.

(2) Mr. Bond resigned from the company in August, 1999.

(3) Represents forgiveness portion of a loan to Mr. Bond.

(4) Represents severance of $99,759 paid in 1999 pursuant to Mr. Bond's separation agreement.

(5) Mr. Bond joined the Company in February, 1998.

(6) Represents payment of relocation expenses pursuant to Mr. Bond's employment agreement.

(7) Dr. Gaut re-joined the Company in August, 1999.

(8) Represents reimbursement for cancellation of trip in order to start employment in August, 1999 of $2,677 and severance of $236,931 paid in 1999 pursuant to Dr. Gaut's separation agreement.

(9) Dr. Gaut retired from the Company in June, 1998.

(10) Represents payment for vacation time accrued of $19,077, as of the retirement date, and severance of $184,429 paid in 1998 pursuant to Dr. Gaut's separation agreement.

(11) Options expired per the plan termination provisions in June, 1999.

(12) Represents first and second installments of sign-on bonus.

(13) Represents temporary housing/settling-in allowance of $48,156 and payment of relocation expenses of $35,679.

(14) Mr. Fatum joined the Company in November, 1998.

(15) Represents temporary housing allowance.

(16) Compensation paid by U.K. subsidiary in pounds sterling converted at $1.6225:£1 exchange rate.

(17) Represents incentives paid under executive sales incentive plan.

(18) Represents payment of a U.K. car allowance.

(19) Represents Company contributions to U.K. pension plan.

(20) Mr. Hamilton resigned from the Company in November, 1999.

(21) Represents first and second installments of sign-on bonus.

(22) Represents Company contribution to U.K. pension plan of $17,231 and severance of $34,613 paid in 1999 pursuant to Mr. Hamilton's separation agreement.

(23) Mr. Hamilton joined the Company in June, 1998.

(24) Represents a settling-in allowance of $48,675 and a U.K. car allowance of $8,549.

Options/SAR Grants in 1999

The following table shows all grants of options to the Named Executive Officers of PictureTel in 1999. Pursuant to the Securities and Exchange Commission rules, the table also shows the potential realized value of the options assuming PictureTel's stock price appreciates annually by 5% and 10% respectively from the date of grant until the end of the option term (10 years). These rates are mandated by the Securities and Exchange Commission rules and do not represent the Company's estimate or projection of the future Common Stock price. The Company does not agree that the value of an option can properly be determined by this method.

Name	Options/ SARS Granted(1)	Percentage of Total Options/ SARS Granted to Employees in 1999	Exercise or Base Price (per share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
					5%($)	10%($)
Bruce R. Bond	–0–					
Norman E. Gaut	5,000(2)	.11%	$6.219	08/01/09	$ 19,555	$ 49,557
	500,000(3)	10.57%	5.531	08/30/09	1,738,606	4,405,622
	500,000(3)	10.57%	5.531	08/30/09	1,738,606	4,405,622
Arthur L. Fatum	75,000	1.59%	4.031	10/11/09	190,065	481,623
David W. Grainger	70,000	1.48%	7.438	01/07/09	327,440	829,798
	100,000	2.11%	4.031	10/11/09	253,420	642,165
Timothy S. Duffy	25,000	.53%	8.063	02/16/06(4)	82,061	191,238
	200,000	4.23%	3.719	09/28/06(4)	302,801	705,656
Frazer Hamilton	70,000	1.48%	7.438	01/07/06(5)	211,961	493,959
Lawrence M. Bornstein	30,000	0.63%	7.438	01/07/09	140,332	355,628
	50,000	1.06%	4.031	10/11/09	126,710	321,082

(1) Options granted in 1999, unless otherwise specified, have a ten year term, and begin to be exercisable 12 months after the grant date, with 25% of the option shares covered thereby becoming exercisable at

that time and with an additional 6.25% of the option shares becoming exercisable quarterly thereafter, and with all options being fully exercisable on the fourth anniversary of the grant date.

(2) Options granted to Dr. Gaut are 100% exercisable on grant date. This was granted to him as a Director of the Company pursuant to the 1992 Non-Employee Directors Plan.

(3) Options granted to Dr. Gaut begin to be exercisable 12 months after the grant date, with 40% of the option shares covered thereby becoming exercisable on the first anniversary date, an additional 30% of the option shares covered thereby becoming exercisable on the second anniversary date, and the remaining 30% becoming exercisable quarterly thereafter, and with all options being fully exercisable on the third anniversary of the grant date.

(4) Options granted to Mr. Duffy have a seven year term.

(5) Options granted to Mr. Hamilton have since expired per the plan termination provisions.

Aggregated Option/SAR Exercises in 1999 and 1999 Year-End Option/SAR Values

The following table provides information as to options exercised by each of the Named Executive Officers of PictureTel during 1999 and the value of options held by such officers at year end 1999 measured in terms of the closing price of PictureTel's Common Stock on NASDAQ on December 31, 1999 ($4.313). (No stock appreciation rights were granted by PictureTel in 1999 and none were outstanding at December 31, 1999.)

Name	Shares Acquired on Exercise #	Value Realized	Number of Unexercised Options/SARS at 12/31/99		Value of Unexercised In-The-Money Options/SARS at 12/31/99($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Bruce R. Bond(2)	–0–	–0–	–0–	–0–	–0–	–0–
Norman E. Gaut	–0–	–0–	5,000	1,000,000	–0–	–0–
Arthur L. Fatum	–0–	–0–	31,250	168,750	–0–	$ 21,150
David W. Grainger	–0–	–0–	187,500	242,500	–0–	28,200
Timothy S. Duffy	–0–	–0–	135,000	235,000	–0–	118,800
Frazer Hamilton(3)	–0–	–0–	21,875	–0–	–0–	–0–
Lawrence M. Bornstein	–0–	–0–	113,906	113,594	–0–	14,100

(1) Amounts in this column reflect the market value of the shares at December 31, 1999 less the exercise price. The actual value of unexercised options fluctuates with stock market activity.

(2) Mr. Bond resigned from the Company in August, 1999.

(3) Mr. Hamilton resigned from the Company in November, 1999.

Employment, Severance and Other Agreements

The Company has a severance agreement with *Norman E. Gaut* which provide that in the event that *Dr. Gaut*'s employment is (i) involuntarily terminated by the Company for any reason other than for cause (as defined), he shall receive an amount equal to his then-current monthly base salary for a period of twenty-four (24) consecutive months following the date of such termination; or (ii) involuntarily terminated by the Company for any reason other than for cause (as defined), within thirty-six (36) months after a Change of Control of the Company (as defined), *Dr. Gaut* shall be paid an amount equal to three times the sum of (a.) his then-current base salary, and (b.) the highest bonus paid in the prior three years, such payment to be made in installments over a thirty-six (36) consecutive month period following the date of such termination. In all cases, *Dr. Gaut*'s medical and dental benefits would continue during such time as he is receiving the specified severance payments. Provisions in agreement (ii) provide *Dr. Gaut* with such severance in the event

he voluntarily terminates his employment after a Change of Control of the Company, within a defined period of time, for Good Reason (as defined in the agreement). The agreement also contains provisions requiring *Dr. Gaut* to remain in the employ of the Company until the Change of Control (subject to the specific provisions for termination by the Company) and provisions relating to an adjustment of the severance in the event that such amount is subject to federal excise tax on change of control payments and benefits.

Bruce R. Bond's severance arrangement provides *Mr. Bond* with certain severance benefits until August 31, 2001, during which time he shall receive an annual amount equal to his 1999 base salary reduced by such amount sufficient to repay the outstanding principal of the loan made to Mr. Bond at the time of his hire equally over the two year severance period, and he shall continue to receive welfare benefits at the same level as active employees for the same period of time. (See the Report of the Compensation Committee).

The Company has severance agreements with *Mr. Lawrence Bornstein, Mr. Arthur Fatum, and Mr. David Grainger ("Executives")* which provide that in the event that *the Executives'* employment is (i) involuntarily terminated by the Company for any reason other than for cause (as defined), *the Executives'* shall be paid an amount equal to the sum of (a.) *their* then-current annual base salary, and (b.) fifty percent (50%) of *their* then-current bonus target opportunity, such payment to be made in installments over a twelve (12) consecutive month period following the date of such termination; or (ii) involuntarily terminated by the Company for any reason other than for cause (as defined), within thirty-six (36) months after a Change of Control of the Company (as defined), *the Executives'* shall be paid an amount equal to two times the sum of (a.) *their* then-current annual base salary, and (b.) the highest bonus paid in the prior three years, such payment to be made in installments over a twenty-four (24) consecutive month period following the date of such termination. In all cases, *the Executives'* medical and dental benefits would continue during such time as *they are* receiving the specified severance payments. Provisions in agreement (ii) provide *the Executives'* with such severance in the event *they* voluntarily terminate *their* employment after a Change of Control of the Company, within a defined period of time, for Good Reason (as defined in the agreement). The agreement also contains provisions requiring *the Executives'* to remain in the employ of the Company until the Change of Control (subject to the specific provisions for termination by the Company) and provisions relating to an adjustment of the severance in the event that such amount is subject to federal excise tax on change of control payments and benefits.

The Company has a severance agreement with *Mr. Timothy Duffy* which provides that in the event that *Mr. Duffy's* employment is (i) to be involuntarily terminated by the Company for any reason other than for cause (as defined), he shall be given notice of such termination nine (9) months prior to the termination date ("Notice Period") and during such Notice Period he shall continue to be paid an amount equal to his then current monthly base salary and a pro-rata amount of any bonus earned under any incentive plan in effect during the Notice Period; at the end of the Notice Period and following the termination date he shall continue to be paid an amount equal to his then current monthly base salary for a period of three (3) consecutive months; or (ii) involuntarily terminated by the Company for any reason other than for cause (as defined), within twenty-four (24) months after a Change of Control of the Company (as defined), *Mr. Duffy* shall be paid an amount equal to one times the sum of (a.) his then-current annual base salary, and (b.) the highest bonus paid in the prior three years, such payment to made in installments over a twelve (12) consecutive month period following the date of such termination. In all cases, *Mr. Duffy's* health and welfare benefits would continue during such time as he is receiving the specified severance payments. The agreement (ii) also contains provisions requiring *Mr. Duffy* to remain in the employ of the Company until the Change of Control (subject to the specific provisions for termination by the Company.)

Mr. Frazer Hamilton's severance arrangement provides *Mr. Hamilton* with certain severance benefits until December 31, 2000, during which time he was paid his then current monthly base salary through December 31, 1999 and thereafter, Mr. Hamilton shall be paid an amount equal to the sum of (a.) his then-current annual base salary, and (b.) fifty percent (50%) of his then-current annual bonus target opportunity, such payment to be made in equal installments over a twelve (12) consecutive month period during the year 2000 and his health and welfare benefits shall continue for the same period.

In February 1998 the Compensation Committee authorized two loans to Mr. Bond in connection with his becoming the President and Chief Executive Officer at that time. The first loan for $750,000 was made to enable Mr. Bond to retire an obligation with his previous employer. This loan was to mature on February 28, 2002 or earlier upon termination of employment and was to be forgiven ratably over a four-year period so long as Mr. Bond was an employee of the Company. Interest accrues on this loan at the rate of 8.5% per year. Two pro-rata portions of this loan and accrued interest were forgiven in February and August 1999, the first in February and the second in August as part of Mr. Bond's severance arrangement. The outstanding balance of the loan at the time of Mr. Bond's termination is to be repaid from his severance benefits (See the Report of the Compensation Committee). The second loan of $500,000 was a bridge loan to enable Mr. Bond to purchase a residence in Massachusetts. The loan was to be repaid upon the sale of Mr. Bond's home in New York or in the event of his termination by the Company. This loan was repaid in full and the note retired in July 1998.

Compensation Committee Report

The Compensation Committee of the Board of Directors of PictureTel (the "Committee") has the authority to set the compensation of the Chief Executive Officer and all executive officers of the Company and makes the following report for the year 1999. The Committee has the responsibility to review the design, administration and effectiveness of all programs and policies concerning executive compensation. The Committee administers the Company's 1989 Equity Incentive Plan (under which no future options may be granted) and the 1999 Equity Plan, under which stock option grants may be made to executive officers, key employees at all position levels in the Company, consultants to the Company, and also directors of the Company. The Committee also administers stock options granted under separate stock option agreements and both the Company's Employee Stock Purchase Plan and the International Employee Stock Purchase Plan. In addition, the Committee has responsibility for the review and approval of the Management Incentive Program(s) to be in effect for the Chief Executive Officer, executive officers and key employees each fiscal year. The Committee is currently composed of three independent, non-employee directors who have no interlocking relationships as defined by the Securities and Exchange Commission.

General Compensation Philosophy. The Company operates in the extremely competitive and rapidly changing environment of the electronics and high technology industry. The Committee strives to maintain compensation programs that allow the Company to respond to the competitive pressures within this industry. The Company's compensation philosophy is to offer compensation opportunities that are linked to the Company's business objectives and performance, individual performance and contributions to the Company's success, and enhanced shareholder value. These compensation opportunities are intended to be competitive within the electronics and high technology industry and enable the Company to attract, retain and motivate the management talent necessary to achieve the Company's overall business objectives and ensure the Company's long-term growth.

Compensation Components. It is the Committee's objective to have a substantial portion of each executive officer's compensation opportunity conditional ("at risk") upon the performance of the Company, as well as his or her contribution to the Company's meeting its objectives and to design a total compensation and incentive structure to motivate and reward success, balancing short and long-term goals. The Company's executive compensation program consists of three major components: (i) base salary; (ii) an annual management incentive bonus; and, (iii) long-term incentives. The second and third elements constitute the "at risk" portion of the Company's overall compensation program.

Base Salary. The Committee annually reviews each executive officer's base salary. In determining salary adjustments, the Committee considers the executive's individual performance, the Company's success in achieving the annual business objectives, and the executive's current base salary in relation to the expected salary level for the position. The expected salary level is established at approximately the 50th percentile of comparable positions in companies included in the executive compensation surveys in which the Company participates as well as other commercially available surveys. These surveys include electronic and high technology companies with whom the Company competes for senior-level executives. (Some of the companies included in the surveys are included in the NASDAQ Electronic Components Stock Index used in the

"Performance Graph".) Further, the executive officer's total cash compensation (base salary plus bonus opportunity) is likewise targeted at approximately the 50th percentile, but with an opportunity for the total cash compensation to be above the mid-range of the survey groups in the event Company profitability exceeds business plan targets. The Committee exercises its judgment based upon the above criteria and does not apply a specific formula or assign a weight to each factor considered. After giving consideration to various factors deemed relevant by the Committee, the Committee determined that, effective in January, 1999, base salary adjustments were to be made for the Named Executive Officers (other than Arthur Fatum who was hired in November 1998, Timothy Duffy whose salary was adjusted upon assuming his current position in October 1999, and Bruce Bond, who resigned at the end of August 1999; see below) in the three tables preceding this Report. The Committee believes that the salaries paid to all Named Executive Officers approximate the expected 50th percentile of the compensation data reviewed.

Annual Management Incentive Bonus. The annual management incentive bonus is the first "at risk" executive compensation element in the Company's executive compensation program. At the beginning of each year, the Committee establishes objectives for the management incentive bonus program, including revenue and profitability targets drawn from the fiscal year business plan approved by the Board of Directors. Additionally, at the beginning of each year, the Committee establishes bonus award targets for the Executive Officers and for 1999 these bonus targets ranged from 40% to 100% of base salaries. The bonus plan has a threshold level of Company performance based on both revenue and profit before interest and taxes (a prescribed percentage of business plan objectives) that must be achieved before any bonuses are awarded. The bonuses that may be awarded under the program may not exceed 100% of a bonus award target upon full achievement of the Company's business plan objectives and may not exceed 200% of a bonus award target for performance well in excess of the Company's business plan objectives. The bonus amounts payable to each Executive Officer are then determined by considering Company performance and individual performance. After giving consideration to the criteria deemed relevant by the Committee, including the Company's failure to achieve the business plan objectives in 1999, the Committee determined in early 2000 that no incentive bonus awards were to be made under the annual management incentive bonus program to any of the Executive Officers of the Company. However, in May 1999, a special one-time cash payment of $65,000 was made to Lawrence Bornstein, the Company's Vice President Human Resources, in recognition of his individual efforts in consolidating the Company's Massachusetts facilities through the partial divestiture (by way of sub-lease) of about two hundred fifty thousand square feet of building space resulting in the Company realizing multi-million dollar annual expense savings over the next five to seven years. Further, in May 1999, a special one-time cash payment of $75,000 was made to David Grainger, Group Vice President Enterprise Services Division, in recognition of his individual efforts in assuming, in addition to his then current responsibilities, the management of the e-video projects on the west coast and achieving 1999 first quarter revenue, profit and customer satisfaction objectives.

Long-Term Incentive Program ("LTIP"). The LTIP is the second "at risk" element of the Company's compensation program in which executive officers and all other Company employees participate. This program has consisted solely of stock options, not cash (although cash and other stock based awards are permitted under the Company's 1989 Equity Incentive Plan and the 1999 Equity Plan). The Committee views the granting of stock options as a significant method of aligning management's long-term interests with those of the shareholders, which bring into balance short and long-term compensation with the Company's goals, fostering the retention of key executive and management personnel, and stimulating the achievement of superior performance over time. Awards to executives are based upon criteria which include an individual's current position with the Company, total compensation, unvested stock options, the executive's performance in the recent period, expected contributions to the achievement of the Company's long-term performance goals, and current competitive practice. The relative weight given to each of these factors will vary from executive to executive at the Committee's discretion. After giving consideration to the criteria deemed relevant by the Committee, including prior option grants made to Company executives, a competitive analysis of the Company's option program and overall compensation programs against the programs of companies of similar size and industry, and the recommendations of the Company's management, the Committee approved the stock option grants to the Named Executive Officers set forth in the Option/SAR Grant Table. It is anticipated that no additional stock option grants will be made to the Named Executive Officers in the tables

in this proxy statement during the year 2000. The Committee also approved a stock option grant to one other Executive Officer hired in 1999. These stock options granted at exercise prices equal to the fair market value of the stock at the effective date of the grant under the 1989 Equity Incentive Plan and the 1999 Equity Plan become exercisable over four years and have a term of ten years.

Compensation of the Chief Executive Officer. On August 31, 1999, Dr. Norman Gaut, a Director and former Chairman, President and Chief Executive Officer, re-joined the Company as Chairman of the Board of Directors, President and Chief Executive Officer. After considering factors deemed relevant by the Committee, including those considered for the other Named Executive Officers under "Base Salary" above, Dr. Gaut was offered an initial annual base salary of $425,000 to re-join the Company. The Committee believes that the base salary paid Dr. Gaut approximates the expected 50th percentile of the compensation data reviewed.

As part of the Company's offer of employment to Dr. Gaut, the Committee approved a 1999 target incentive bonus of 60% of base salary under the Company's management incentive bonus program described above. After giving consideration to the criteria deemed relevant by the Committee, including the Company's failure to achieve the business plan objectives in 1999, the Committee determined in early 2000 that no incentive bonus award was to be made to Dr. Gaut under the management incentive bonus program.

An important part of the Company's offer of employment to Dr. Gaut was the grant of stock options. After considering factors deemed relevant by the Committee, including those considered for the other Named Executive Officers under "Long-Term Incentives" above and competitive compensation data available to the Committee for comparable positions within the electronics and high technology industry, the Committee approved the grant of non-incentive stock options to Dr. Gaut to purchase 1,000,000 shares at an exercise price equal to the fair market value of the stock on the date of grant. The stock options become exercisable over a three-year period and have a term of ten years.

Mr. Bruce Bond was Chairman of the Board of Directors, President and Chief Executive Officer until August 31, 1999. In January, 1999, the Committee reviewed Mr. Bond's $500,000 base salary, and after considering factors deemed relevant by the Committee, including those considered for the other Named Executive Officers under "Base Salary" above, the Committee determined not to increase Mr. Bond's base salary for 1999. Mr. Bond's base salary continued to be somewhat above the expected 50th percentile of the executive compensation surveys reviewed, but this was not the sole determinate criterion for establishing his pay for 1999.

Mr. Bond's active employment with the Company ceased on August 31, 1999, the date on which he resigned as Chairman of the Board of Directors, President and Chief Executive Officer. Mr. Bond was provided with certain severance benefits until August 31, 2001, during which time he shall receive an annual amount equal to his 1999 base salary reduced by such amount sufficient to repay the outstanding principal of the loan made to Mr. Bond at the time of his hire equally over the two year severance period, and he shall continue to receive welfare benefits at the same level as active employees for the same period of time. A portion of the stock option earlier granted to Mr. Bond was vested as of August 31, 1999. However, as this option was not exercised by December 1, 1999, the option has been cancelled.

Tax Limitations. As a result of federal tax legislation enacted in 1993, under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), a publicly-held company such as the Company will not be allowed a federal income tax deduction for compensation paid to certain executive officers, to the extent that compensation exceeds one (1) million dollars per officer in any one year, except for, among other matters, "performance-based compensation" approved by stockholders. At the 1995 Annual Meeting, the shareholders approved certain amendments to the Company's 1989 Equity Incentive Plan which were designed to assure that any compensation deemed paid in connection with the exercise of stock options granted under the Plan would qualify as "performance-based compensation". The same amended language

was also included in the 1999 Equity Plan approved by the shareholders at the 1999 Annual Meeting. The stock option grants made to Dr. Gaut would qualify as "performance-based compensation".

Compensation Committee

Robert T. Knight
David Levi
Enzo Torresi (elected 1/2000)

April 17, 2000

Stock Performance Graph

The following graph sets forth information comparing the cumulative total return to holders of the Company's Common Stock over the last five fiscal years, commencing with the last trading day before the beginning of the Company's fifth preceding fiscal year (the "Measuring Period") with (1) the cumulative total return of the NASDAQ Stock Market Index (U.S.) and (2) the cumulative total return of the NASDAQ Electronics Components Stock Index, assuming in each case the investment of $100 on December 31, 1994. The yearly change in cumulative total return is measured by dividing (i) the sum of (a) the cumulative amount of dividends for each fiscal year, assuming dividend reinvestment, and (b) the change in share price between the beginning and end of the Measuring Period, by (ii) the share price at the beginning of the Measuring Period. PictureTel has not paid any cash dividends.


$1000
$800
$600
$400
$200
$0
PictureTel
Nasdaq
Electronics
1994
1995
1996
1997
1998
1999

	1994	1995	1996	1997	1998	1999
PictureTel Corporation	$100.00	$359.38	$216.67	$ 54.17	$ 55.21	$ 35.94
NASDAQ Stock Market Index (U.S.)	$100.00	$141.33	$173.89	$213.07	$300.25	$542.43
NASDAQ Electronics Components Stock Index	$100.00	$165.62	$286.42	$300.25	$464.11	$910.46

ITEM 2 — Ratification Of Selection Of Auditors

The Board of Directors has selected the independent public accounting firm of PricewaterhouseCoopers LLP to audit the accounts of the Company for the fiscal year 2000. The Board of Directors has recommended that stockholders ratify this selection. The Board of Directors will review its selection if this proposal is not approved by the holders of a majority of the voting power of the outstanding shares of the Common Stock of the Company present in person or represented by proxy at the Annual Meeting.

Neither the firm of PricewaterhouseCoopers LLP nor any of its partners has a material direct or indirect financial interest in the Company. Representatives of the firm of PricewaterhouseCoopers LLP will be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and will be available to reply to stockholder inquiries.

Recommendation of the Board of Directors

The Board of Directors has approved the selection of PricewaterhouseCoopers LLP as the Company's auditors and believes that such selection is advisable and in the best interests of the Company and its stockholders. Accordingly, the Board of Directors recommends that the stockholders ratify the selection of PricewaterhouseCoopers LLP as the Company's auditors.

Vote Required

The affirmative vote of a majority of the votes properly cast on the matter at the Annual Meeting is required to ratify the selection of PricewaterhouseCoopers LLP as the Company's auditors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE PROPOSAL TO RATIFY THE SELECTION OF THE COMPANY'S AUDITORS.

OTHER BUSINESS

The Board of Directors has no reason to believe that any other business in addition to the foregoing will be presented at the Annual Meeting, but if any other business shall be presented, votes pursuant to the proxies submitted to the meeting will be cast thereon in accordance with the judgment of the persons named in the accompanying form of proxy.

Voting

Consistent with state law and under the Company's by-laws, a majority of the shares entitled to be cast on a particular matter, present in person or represented by proxy, constitutes a quorum as to such matter. Votes cast by proxy or in person at the Annual Meeting will be counted by persons appointed by the Company to act as Judges of Election for the meeting.

The six nominees for election as Directors (Item 1) at the Annual Meeting who receive the greatest number of votes properly cast for the election of Directors shall be elected Directors. A majority of the votes properly cast on the matter is necessary to approve the action proposed in Item 2 and as well as any other matter which comes before the Annual Meeting, except where law or the Company's certificate of incorporation or by-laws require otherwise.

The Judges of Election will count the total number of votes cast "for" approval of proposals, other than the election of Directors, for purposes of determining whether sufficient affirmative votes have been cast. The Judges of Election will count shares represented by proxies that withhold authority to vote for a nominee for election as a Director or that reflect abstentions and "broker non-votes" (i.e., shares represented at the Annual Meeting held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have the discretionary voting power on a particular matter) only as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum, but neither abstentions nor broker non-votes will have any effect on the outcome of voting on the matter.

STOCKHOLDER PROPOSALS FOR 2001 ANNUAL MEETING

Stockholder proposals intended for inclusion in next year's annual meeting proxy statement should be sent to the Secretary of the Company at 100 Minuteman Road, Andover, MA 01810 and must be received by December 22, 2000.

Pursuant to the Company's By-laws requiring advance notice for additional nominations for director or for any proposals by stockholders for presentation at the Year 2001 Annual Meeting, the persons named as proxies in the Year 2001 form of Proxy will be entitled to vote in their discretion on all such matters that are not received by the Company by not less than 75 days nor more than 120 days prior to the Year 2001 meeting. It is estimated that such proposals will need to be submitted by no later than April 3, 2001.

MISCELLANEOUS

In addition to the solicitation of proxies by mail, management and employees of the Company may also assist in soliciting proxies in person or by mail, telecopy, telephone, telegram and personal interviews for which they will receive no additional compensation. The costs of solicitation of proxies will be borne by the Company.

Each of the Report of the Compensation Committee and the Performance Graph shall not be deemed incorporated by reference by any general statement incorporating this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

You are encouraged to exercise your right to vote by marking the appropriate boxes, and dating and signing the enclosed proxy card. It is not necessary to mark any box if you wish to vote in accordance with the recommendations of the Board of Directors. The proxy card may be returned in the enclosed envelope, which is postage-paid if mailed in the United States. A prompt response will be helpful and your cooperation is appreciated.

PICTURETEL CORPORATION

W. ROBERT KELLEGREW, JR.
Secretary

April 28, 2000

PROXY

PICTURETEL CORPORATION

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF PICTURETEL CORPORATION FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 16, 2000

The undersigned appoints Arthur L. Fatum and Norman E. Gaut and each of them, as attorneys and proxies of the undersigned, with full power of substitution to vote and act in the manner designated on the reverse side at the Annual Meeting of Stockholders of PictureTel Corporation (the "Company") to be held on June 16, 2000 at 10:00 a.m., at the PictureTel Corporation's Headquarters, 100 Minuteman Road, Andover, Massachusetts and any adjournments thereof, in respect of all of the common stock of the Company as to which the undersigned may be entitled to vote or act, with all powers the undersigned would possess if personally present, and, without limiting the general authorization hereby given, the undersigned directs that his vote be cast as specified in this proxy. The undersigned hereby revokes any other proxy previously granted to vote the same shares of stock for said meeting.

SEE REVERSE SIDE **CONTINUED AND TO BE SIGNED ON REVERSE SIDE** **SEE REVERSE SIDE**

☒ Please mark votes as in this example

The shares represented hereby will be voted as directed by this Proxy, but if NO DIRECTIONS ARE INDICATED HEREON THEY WILL BE VOTED "FOR" THE ELECTION OF DIRECTORS (ITEM 1) AND "FOR" PROPOSAL 2, AND FOR RECONSIDERATION ADJOURNMENT DEEMED DESIRABLE BY THE COMPANY. This Proxy delegates discretionary authority with respect to other matters that may be presented at the meeting.

1. Election of Directors. Nominees:

   (01) Norman E. Gaut, (02) Robert T. Knight, (03) Carl S. Ledbetter,
   (04) David B. Levi, (05) Werner Schmucking and (06) Enzo Terresi

   FOR ALL NOMINEES ☐ ☐ WITHHELD FROM ALL NOMINEES

2. To ratify the selection of PricewaterhouseCoopers LLP as the Company's auditors for fiscal year 2000.

   ☐ FOR ☐ AGAINST ☐ ABSTAIN

☐ ______________________________
For all nominees except as noted above.

MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT ☐

Signature(s) must correspond with the name(s) imprinted hereon. When signed as an attorney, executor, administrator, trustee or guardian, please give title as such.

Signature: ______________________________ Date: ______________

Signature: ______________________________ Date: ______________